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                                                               Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                                Amendment No. 9*

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
                                 (212) 836-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2004
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
CUSIP No.  782233 10 0                                         Page 2 of 6 Pages

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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Myron Rosner
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS

                          N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                               7       SOLE VOTING POWER
                                             2,757 Common Shares
          NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY           8       SHARED VOTING POWER
          OWNED BY                           4,625,201 Common Shares
            EACH
          REPORTING           --------------------------------------------------
           PERSON              9       SOLE DISPOSITIVE POWER
            WITH                             2,757 Common Shares

                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                             4,625,201 Common Shares

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,627,958 Common Shares
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [X]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.2%
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14      TYPE OF REPORTING PERSON

              IN
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                                                               Page 3 of 6 Pages

                                 SCHEDULE 13D

      The statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on Schedule 13D, filed on March 18, 2002 by Mr. Rosner ("Amendment No. 1"), as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Mr. Rosner ("Amendment No. 2"), as amended by Amendment Number 3 to the statement on Schedule 13D, filed on July 10, 2002 by Mr. Rosner ("Amendment No. 3"), as amended by Amendment Number 4 to the statement on Schedule 13D, filed on August 9, 2002 by Mr. Rosner ("Amendment No. 4"), as amended by Amendment Number 5 to the statement on Schedule 13D, filed on August 22, 2002 by Mr. Rosner ("Amendment No. 5"), as amended by Amendment Number 6 to the statement on
Schedule 13D, filed on September 19, 2002 by Mr. Rosner ("Amendment No. 6"), as amended by Amendment Number 7 to the statement on Schedule 13D, filed on January 6, 2003 by Mr. Rosner ("Amendment No. 7"), and as amended by Amendment Number 8 to the statement on Schedule 13D, filed on May 4, 2004 by Mr. Rosner ("Amendment No. 8", and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Schedule 13D"), is hereby amended as follows. Except as otherwise amended, the Schedule 13D remains the same.

ITEM 4. PURPOSE OF TRANSACTION

      On October 1, 2004, the Annuity Trust made a required disposition of 227,151 Common Shares to the Foundation (as defined below), in accordance with the terms of the Trust Agreement governing the Annuity Trust. The Annuity Trust is currently being terminated in accordance with the terms of the Trust Agreement governing the Annuity Trust.

      In accordance with the foregoing, the first sentence of Item 4 is hereby deleted in its entirety and replaced with the following:

      "Mr. Rosner intends to hold and dispose of the Common Shares held by The Russell Berrie 2002A Trust (the "Trust"), of which he is a co-trustee, and by the Estate of Mr. Russell Berrie, of which he is an executor, in accordance with the Trust Indenture governing the Trust and the Last Will and Testament of Mr. Russell Berrie, as applicable, his fiduciary duties, and the requirements of New Jersey law."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby deleted in its entirety and replaced with the following:

            "(a)-(b)*   Mr. Rosner beneficially owns 4,627,958 Common Shares,
                        which represents 22.2% of the Company's outstanding
                        Common Shares, as follows:
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                                                               Page 4 of 6 Pages

                  (i) 2,757 Common Shares held in a roll-over IRA plan, with respect to which Common Shares Mr. Rosner has sole voting power and sole dispositive power.

                  (ii) 750 Common Shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

                  (iii) 2,771,988 Common Shares held by the Trust, of which Mr.
                        Rosner is a co-trustee possessing shared voting power and shared dispositive power.

                  (iv) 1,852,463 Common Shares held by the Estate of Mr. Russell Berrie. Mr. Rosner, among others, is an executor of such Estate, possessing shared voting power and shared dispositive power.

                  Percentage beneficial ownership is calculated based on 20,829,645 Common Shares outstanding as of August 2, 2004, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 9, 2004.


                  The share holdings disclosed herein do not include any of the 4,782,252 Common Shares beneficially owned by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation"), of which Mr. Rosner is a member of the board of trustees. Mr. Rosner disclaims beneficial ownership of all Common Shares beneficially owned by the Foundation.

            * With respect to the Common Shares that Mr. Rosner holds as joint tenant with his spouse, Liesa Rosner, her business address is 155 Leroy Street, Tenafly, New Jersey 07670. Liesa Rosner is employed as a social worker with the Tenafly Board of Education, whose address is 500 Tenafly Road, Administration Building, Tenafly, NJ 07670, and she is a citizen of the United States. Mrs. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of Item
            2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to all other individuals with whom Mr. Rosner shares voting and dispositive power over Common Shares (as co-executors with Mr. Rosner of the Estate, in the case of Ms. Berrie and Mr. Kaufthal, and as co-trustees with Mr. Rosner with respect to the Trust, in the case of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden): (i) Angelica Berrie is Vice Chairman of the Board of Directors of the Company and President of the Foundation; the Foundation's (and Ms. Berrie's) business address is, Glenpointe Centre East -- 7th Floor, 300 Frank W. Burr
            Boulevard, Teaneck, New Jersey 07666, (ii) Mr. Kaufthal is Vice Chairman -- Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm; the firm's (and Mr. Kaufthal's) business address is 383 Madison Avenue, New York, NY 10179, (iii) Mr. Seiden is Vice-President -- Herrod Construction, a construction company;
            the corporation's (and Mr. Seiden's) business address is 200 Old Palisade Road, Suite 17D, Fort Lee,
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                                                               Page 5 of 6 Pages

            NJ 07024, (iv) Mr. Weston serves as Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company; the corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068; and (v) Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores; the corporation's (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662. Each of Ms. Berrie and Messrs. Kaufthal, Seiden, Weston and Benaroya are citizens of the United States. None of Ms. Berrie nor Messrs. Kaufthal, Seiden, Weston or Benaroya has been convicted of any of the offenses set forth in paragraph (d) of
            Item 2 of Schedule 13D, nor has any of them been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years.

            c) The following transaction was effected during the past sixty days:

                  On October 1, 2004, the Annuity Trust transferred 227,151 Common Shares to the Foundation as described in Item 4 above.

            (d) Other than Mr. Rosner, Liesa Rosner (as joint tenant with Mr. Rosner with respect to certain Common Shares as described above), Angelica Urra Berrie, Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden (as co-executors with Mr. Rosner of the Estate, in the case of Ms. Berrie and Mr. Kaufthal, and as co-trustees with Mr. Rosner with respect to the Trust, in the case of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included herein.

            (e)   Not applicable."
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                                                               Page 6 of 6 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  October 27, 2004
                                           -----------------------------
                                                        (Date)



                                                  /s/ Myron Rosner
                                           -------------------------------
                                                    (Signature)



                                                    Myron Rosner
                                           -------------------------
                                                       (Name)